Exhibit 99.1

Ossen Innovation Announces Second Quarter 2016 Financial Results

Earnings Conference Call is Scheduled for 8:30 am ET on October 3, 2016

SHANGHAI, Sept. 30, 2016 /PRNewswire/ — Ossen Innovation Co., Ltd. ("Ossen Innovation" or the "Company") (Nasdaq: OSN), a China-based manufacturer of an array of plain surface, rare earth and zinc coated pre-stressed steel materials, today announced its financial results for the second quarter ended June 30, 2016.

Dr. Liang Tang, Chairman of Ossen Innovation, commented, "The structural imbalance between supply and demand of the Chinese steel industry continued to plague the players along the steel value chain and adjacent markets. This, combined with slower growth of the Chinese economy, particularly its infrastructure buildout, led to deterioration of both of our revenues and profitability in the second quarter. Both gross and operating margins also decreased in the second quarter as a result of decline in average selling prices of our coated products, underscoring increased pricing pressure from our competitors as industry demand slowed."

Three Months Ended June 30, 2016 Financial Results

	For the Three Months Ended June 30,
($ millions, except per share data)	2016	2015	% Change
Revenues	$23.4	$25.9	-9.4%
Gross profit	$2.5	$3.3	-25.3%
Gross margin	10.5%	12.7%	-2.2%
Operating income	$0.9	$2.0	-54.0%
Operating margin	4.0%	7.8%	-3.9%
Net income attributable to Ossen Innovation	$0.3	$1.3	-77.2%
EPS	$0.02	$0.07	-71.4%

For the three months ended June 30, 2016, revenues decreased by $2.4 million, or 9.4%, to $23.4 million from $25.9 million for the same period of last year. This decrease was primarily due to decreases in sales from zinc coated products and plain surfaced and other products and partially offset by increased sales from rare earth coated products. The sales of coated PC steel materials, including both rare earth and zinc coated products, decreased by $1.2 million, or 5.6%, to $21.0 million and accounted for 89% of total sales for the three months ended June 30, 2016 from $22.2 million, or 86% of total sales, for the same period of last year. This decrease was the result of decreases in average selling prices for both rare earth and zinc coated products and sales volume for zinc coated products and partially offset by increased sales volume from rare earth coated products. Sales of rare earth coated products increased by $1.0 million, or 5.0%, to $20.7 million for the three months ended June 30, 2016 from $19.7 million for the same period of last year. Sales of zinc coated products decreased by $2.2 million, or 89.0%, to $0.3 million for the three months ended June 30, 2016 from $2.5 million for the same period of last year. Sales of plain surface PC strands and others decreased by $1.1 million, or 30.7%, to $2.5 million and accounted for 10.8% of total sales for the three months ended June 30, 2016 from $3.7 million, or 14.2% of total sales, for the same period of last year.

Gross profit decreased by $0.8 million, or 25.3%, to $2.5 million for the three months ended June 30, 2016 from $3.3 million for the same period of last year. Gross margin decreased to 10.5% for the three months ended June 30, 2016 from 12.7% for the same period of last year. Gross margins for rare earth and zinc coated products were 10.1% and 32.4%, respectively, for the three months ended June 30, 2016, compared to 9.2% and 20.3%, respectively, for the same period of last year. The increase in gross margins of zinc coated products was primarily due to switching to lower price raw materials. Gross margin for plain surface PC strands and others was 13.3% for the three months ended June 30, 2016, compared to 26.2% for the same period of last year.  The decrease was due to lower gross margin of other products sold and services rendered in the second quarter of 2016, while gross margin of plain surface PC strands was flat at approximately 24.3% compared to the same period of last year.

Selling expenses decreased by $0.2 million, or 52.0%, to $0.2 million for the three months ended June 30, 2016 from $0.4 million for the same period of last year. The decrease was due to lower commission fees. General and administrative expenses increased by $0.5 million, or 52.3%, to $1.3 million for the three months ended June 30, 2016 from $0.9 million for the same period of last year, mainly due to higher research and development cost in the second quarter of 2016. As a result, total operating expenses increased by $0.3 million, or 20.5%, to $1.5 million for the three months ended June 30, 2016 from $1.3 million for the same period of last year.

Operating income decreased by $1.1 million, or 54.0%, to $0.9 million for the three months ended June 30, 2016 from $2.0 million for the same period of last year. Operating margin was 4.0% for the three months ended June 30, 2016, compared to 7.8% for the same period of last year.

Net income decreased by $1.0 million, or 77.3%, to $0.3 million for the three months ended June 30, 2016 from $1.4 million for the same period of last year.

After deducting net income attributable to non-controlling interest, net income attributable to Ossen Innovation decreased by $1.0 million, or 77.2%, to $0.3 million for the three months ended June 30, 2016 from $1.3 million for the same period of last year. Earnings per share, both basic and diluted, were $0.02 for the three months ended June 30, 2016, compared to $0.07 for the same period of last year.

Six Months Ended June 30, 2016 Financial Results

	For the Six Months Ended June 30,
($ millions, except per share data)	2016	2015	% Change
Revenues	$53.5	$52.6	1.7%
Gross profit	$5.6	$6.9	-19.3%
Gross margin	10.4%	13.1%	-2.7%
Operating income	$2.5	$3.7	-33.4%
Operating margin	4.6%	7.0%	-2.4%
Net income attributable to Ossen Innovation	$0.8	$2.2	-65.0%
EPS	$0.04	$0.11	-63.6%

For the six months ended June 30, 2016, revenues increased by $0.9 million, or 1.7%, to $53.5 million from $52.6 million for the same period of last year. This increase was primarily due to increases in sales from rare earth coated products and revenue contributions from plain surface PC strands and other products and partially offset by decreased sales from zinc coated products. The sales of coated PC steel materials, including both rare earth and zinc coated products, increased by $0.7 million, or 1.6%, to $45.0 million and accounted for 84% of total sales for the six months ended June 30, 2016 from $44.3 million, or 84% of total sales, for the same period of last year. This increase was the result of increase in sales volume for rare earth coated products and partially offset by decrease in sales volume for zinc coated products as well as decreases in average selling prices for both rare earth and zinc coated products.  Sales of rare earth coated products increased by $6.5 million, or 17.2%, to $44.4 million for the six months ended June 30, 2016 from $37.9 million for the same period of last year. Sales of zinc coated products decreased by $5.8 million, or 91.2%, to $0.6 million for the six months ended June 30, 2016 from $6.4 million for the same period of last year. Sales of plain surface PC strands and others increased by 3.5% to $8.6 million for the six months ended June 30, 2016 from $8.4 million for the same period of last year. This increase was mainly due to increased contribution from other products, including sales of steel wire, partially offset by the decrease in sales of plain surface PC strands.

Gross profit decreased by $1.3 million, or 19.3%, to $5.6 million for the six months ended June 30, 2016 from $6.9 million for the same period of last year. Gross margin decreased to 10.4% for the six months ended June 30, 2016 from 13.1% for the same period of last year. Gross margins for rare earth and zinc coated products were 8.8% and 33.1%, respectively, for the six months ended June 30, 2016, compared to 10.3% and 23.9%, respectively, for the same period of last year. Gross margin for plain surface PC strands and others was 18.2% for the six months ended June 30, 2016, compared to 17.8% for the same period of last year due primarily to lower gross margin of plain surface products in the second quarter of 2016.

Selling expenses decreased by $0.1 million, or 18.2%, to $0.4 million for the six months ended June 30, 2016 from $0.5 million for the same period of last year. The decrease was due to lower commission fees. General and administrative expenses was $2.7 million for the six months ended June 30, 2016, which is essentially unchanged from the same period of last year. As a result, total operating expenses decreased by $0.1 million, or 3.0%, to $3.1 million for the six months ended June 30, 2015 from $3.2 million for the same period of last year.

Operating income decreased by $1.2 million, or 33.4%, to $2.5 million for the six months ended June 30, 2016 from $3.7 million for the same period of last year. Operating margin was 4.6% for the six months ended June 30, 2016, compared to 7.0% for the same period of last year.

Net income decreased by approximately $1.3 million, or 60.2%, to $0.9 million for the six months ended June 30, 2016 from $2.2 million for the same period of last year.

After deducting net income attributable to non-controlling interest, net income attributable to Ossen Innovation decreased by $1.4 million, or 65.0%, to $0.8 million for the six months ended June 30, 2016 from $2.2 million for the same period of last year. Earnings per share, both basic and diluted, were $0.04 for the six months ended June 30, 2016, compared to $0.11 for the same period of last year.

Balance Sheet and Cash Flows

As of June 30, 2016, the Company had cash and restricted cash of $8.2 million, compared to $9.6 million at December 31, 2015. Notes receivable were $nil as of June 30, 2016, compared to $8.0 million at December 31, 2015. Accounts receivable were $39.0 million as of June 30, 2016, compared to $43.2 million at December 31, 2015. The average days of sales of outstanding (DSO) were 180 days for the three months ended June 30, 2016, compared to 212 days for the three months ended June 30, 2015. The balance of prepayment to suppliers for raw materials totaled $59.2 million as of June 30, 2016, compared to $55.7 million at December 31, 2015. The Company had inventories of $30.2 million as of June 30, 2016, compared to $27.3 million at the end of 2015. Total working capital was $93.8 million as of June 30, 2016, compared to $94.7 million at December 31, 2015.

Net cash provided by operating activities was $7.8 million for the six months ended June 30, 2016, compared to $5.4 million for the same period of last year. Net cash used in investing activities was $11.5 thousand for the six months ended June 30, 2016, compared to $18.0 thousand for the same period of last year. Net cash used in financing activities was $5.1 million for the six months ended June 30, 2016, compared to $4.2 million for the same period of last year.

Recent Developments

On July 8, 2016, the Company announced that it has entered into a non-binding letter of intent (the "LOI") with America-Asia Diabetes Research Foundation (the "Foundation"), a California corporation that owns 90.27% of the equity interests of San MediTech (Huzhou) Co. Ltd., a China-based medical device company engaged in the research, development and marketing of glucose control products, and the shareholders of the Foundation.  Pursuant to the LOI, the Company intends to acquire all of the issued and outstanding equity interests of the Foundation in exchange for 27,081,000 ordinary shares (represented by approximately 9,027,000 American Depositary Shares ("ADS's") after giving effect to the Ratio Change (defined below).

On August 4, 2016, the Company announced that its Board of Directors, with the unanimous agreement of all directors, has formed a special committee of the Board consisting exclusively of independent directors to evaluate the non-binding term sheet that sets forth a proposal to (i) acquire all of the equity of the Foundation (the "Acquisition") and (ii) spin off the current assets of the Company to a buyer group led by Dr. Liang Tang, the Chairman of the Company (the "Spin-Off Transaction").   As of September 28, 2016, the special committee is in the process of retaining its legal counsel and financial advisor.

On August 16, 2016, the Company announced a ratio change for the Company's American Depositary Receipt program. As a result, the number of the Company's ordinary shares represented by each ADS was changed from one (1) ordinary share to three (3) ordinary shares (the "Ratio Change"). The effective date of the Ratio Change was August 22, 2016.

On September 6, 2016, the Company received notice from The Nasdaq Stock Market LLC that the closing bid price of the ADS's had been $1.00 per ADS or greater for more than 10 consecutive business days, from August 22, 2016 to September 2, 2016. Accordingly, the Company regained compliance with NASDAQ Marketplace Rule 5550(a)(2), which requires that the closing bid price per share of a listed company be at least $1.00 per share.

Conference Call

To attend the call, please use the information below for either dial-in access or webcast access. When prompted on dial-in, ask for "Ossen Innovation Second Quarter 2016 Earnings Conference Call" or be prepared to utilize the conference ID.

Conference Call
Date:	Monday, October 3, 2016
Time:	8:30 am ET, U.S.
Conference Line Dial-In (U.S.):	+1-845-675-0437
International Toll Free:	United States: +1-866-519-4004 China, Domestic Mobile: 400-620-8038 China, Domestic: 800-819-0121
Conference ID:	86488101

Please dial in at least 10 minutes before the call to ensure timely participation. A playback will be available through October 11, 2016. To listen, please call +1-646-254-3697 within the United States or +1-855-452-5696 if calling internationally. Utilize the pass code 86488101 for the replay.

This call is being webcast and can be accessed by clicking on this link: http://edge.media-server.com/m/p/d2a46r32

About Ossen Innovation Co., Ltd.

Ossen Innovation Co., Ltd. manufactures and sells a wide variety of plain surface pre-stressed steel materials and rare earth coated and zinc coated pre-stressed steel materials. The Company's products are mainly used in the construction of bridges, as well as in highways and other infrastructure projects. Ossen has two manufacturing facilities located in Ma'anshan, Anhui Province, and Jiujiang, Jiangxi Province.

Safe Harbor Statements

This press release may contain forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements involve inherent risks and uncertainties that could cause actual results to differ materially from those projected or anticipated, including risks outlined in the Company's public filings with the Securities and Exchange Commission, including the Company's annual report on Form 20-F. Furthermore, there can be no assurance that the Acquisition and the Spin-Off Transaction will be completed as proposed or at all.  Both the Acquisition and the Spin-off Transaction would be subject to the satisfaction of various closing conditions.  Furthermore, even in the event that such transactions are completed, there can be no assurance that such transactions will be completed on the same terms as those described above. All information provided in this press release is as of the date hereof. Except as required by law, the Company undertakes no obligation to update or revise publicly any forward-looking statements, whether as a result of new information, future events or otherwise, after the date on which the statements are made or to reflect the occurrence of unanticipated events.

For more information, please contact:

Ossen Innovation Co., Ltd.
Feng Peng, Chief Financial Officer
Email: feng.peng@ossencorp.com
Phone: +86-21-6888-8886
Web: www.osseninnovation.com

Investor Relations
Weitian Group LLC
Phone: +1-917-609-0333
Email: tina.xiao@weitian-ir.com

OSSEN INNOVATION CO., LTD AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

	June 30,	December 31,
	2016	2015
	(Unaudited)
ASSETS
Current Assets
Cash and cash equivalents	$417,037	$812,277
Restricted cash	7,751,152	8,780,443
Notes receivable – bank acceptance notes	-	8,010,228
Accounts receivable, net of allowance for doubtful accounts of $970,973 and $738,101 at June 30, 2016 and December 31,2015, respectively	39,005,249	43,247,974
Inventories	30,183,411	27,276,221
Advance to suppliers	59,199,348	55,730,089
Other current assets	379,291	915,041
Total Current Assets	136,935,488	144,772,273
Property, plant and equipment, net	5,021,950	5,557,176
Land use rights, net	3,774,881	3,911,084
TOTAL ASSETS	$145,732,319	$154,240,533
LIABILITIES AND SHAREHOLDERS' EQUITY
Current Liabilities
Notes payable – bank acceptance notes	$5,944,945	$12,477,471
Short-term bank loans	17,555,517	17,714,928
Accounts payable	856,120	1,899,400
Customer deposits	541,218	309,147
Income tax payable	337,094	414,250
Other payables and accrued expenses	2,632,947	1,669,670
Due to related party	4,057	65,769
Due to shareholder	302,499	282,499
Bond payable - current portion	15,009,916	15,273,177
Total Current Liabilities	43,184,313	50,106,311
TOTAL LIABILITIES	43,184,313	50,106,311
EQUITY
Shareholders' Equity
Ordinary shares, $0.01 par value: 100,000,000 shares authorized, 20,000,000 shares issued; 19,791,110 and 19,828,790 shares outstanding as of June 30, 2016 and December 31, 2015, respectively	200,000	200,000
Additional paid-in capital	33,971,455	33,971,455
Statutory reserve	5,722,817	5,631,373
Retained earnings	50,924,564	50,258,265
Treasury stock, at cost: 208,890 and 171,210 shares as of June 30, 2016 and December 31, 2015, respectively	(192,153)	(155,343)
Accumulated other comprehensive income	161,538	2,596,227
TOTAL SHAREHOLDERS' EQUITY	90,788,221	92,501,977
Non-controlling interest	11,759,785	11,632,245
TOTAL EQUITY	102,548,006	104,134,222
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	$145,732,319	$154,240,533

OSSEN INNOVATION CO., LTD AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE INCOME (LOSS)

(Unaudited)

	FOR THE THREE MONTHS ENDED JUNE 30,		FOR THE SIX MONTHS ENDED JUNE 30,
	2016	2015	2016	2015

REVENUES	$23,431,553	$25,864,478	$53,519,492	$52,632,834
COST OF GOODS SOLD	20,975,585	22,575,884	47,936,038	45,717,867
GROSS PROFIT	2,455,968	3,288,594	5,583,454	6,914,967
Operating Expenses:
Selling and distribution expenses	185,410	386,358	417,636	510,793
General and administrative expenses	1,341,587	880,686	2,709,453	2,714,356
Total Operating Expenses	1,526,997	1,267,044	3,127,089	3,225,149
INCOME FROM OPERATIONS	928,971	2,021,550	2,456,365	3,689,818
Other Income (Expenses):
Financial expenses, net	(803,050)	(846,325)	(1,640,523)	(1,600,242)
Other income, net	239,564	524,566	272,743	663,880
INCOME BEFORE INCOME TAXES	365,485	1,699,791	1,088,585	2,753,456
INCOME TAXES	(59,088)	(348,352)	(203,302)	(530,709)
NET INCOME	306,397	1,351,439	885,283	2,222,747
LESS: NET INCOME ATTRIBUTABLE TO NONCONTROLLING INTEREST	10,658	52,518	127,540	59,682
NET INCOME ATTRIBUTABLE TO OSSEN INNOVATION CO.,LTD AND SUBSIDIARIES	295,739	1,298,921	757,743	2,163,065
OTHER COMPREHENSIVE INCOME (LOSS)
Foreign currency translation gain (loss), net of tax	(3,136,552)	(92,221)	(2,434,689)	344,575
TOTAL OTHER COMPREHENSIVE INCOME (LOSS)	(3,136,552)	(92,221)	(2,434,689)	344,575
COMPREHENSIVE INCOME (LOSS)	(2,840,813)	1,206,700	(1,676,946)	2,507,640
EARNINGS PER ORDINARY SHARE
Basic and diluted	$0.02	$0.07	$0.04	$0.11
WEIGHTED AVERAGE ORDINARY SHARES OUTSTANDING
Basic and diluted	$19,805,934	$19,875,492	$19,817,362	$19,888,653

OSSEN INNOVATION CO., LTD. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

(Unaudited)

	Six Months Ended June 30,
	2016	2015
CASH FLOWS FROM OPERATING ACTIVITIES:
Net income	$885,283	$2,222,747
Adjustments to reconcile net income to net cash provided by/(used in) operating activities:
Depreciation and amortization	472,630	738,858
Changes in operating assets and liabilities:
(Increase) Decrease In:
Accounts receivable	4,242,725	1,706,045
Inventories	(2,907,190)	572,297
Advance to suppliers	(3,469,259)	(7,115,612)
Other current assets	535,750	(513,372)
Notes receivable - bank acceptance notes	8,010,228	6,660,062
Increase (Decrease) In:
Accounts payable	(1,043,280)	300,165
Customer deposits	232,070	(2,744)
Income tax payable	(77,156)	(82,697)
Other payables and accrued expenses	963,277	872,241
Due to related party	(61,712)	(69,469)
Due to shareholder	20,000	132,499
Net cash provided by operating activities	7,803,366	5,421,020
CASH FLOWS FROM INVESTING ACTIVITIES:
Purchases of plant and equipment	(11,473)	(18,048)
Net cash used in investing activities	(11,473)	(18,048)
CASH FLOWS FROM FINANCING ACTIVITIES:
Decrease in restricted cash	1,029,291	2,961,188
Proceeds from short-term bank loans	6,365,889	3,273,965
Repayments of short-term bank loans	(6,114,357)	(5,729,439)
Proceeds from notes payable-bank acceptance notes	10,938,743	22,017,417
Repayment of notes payable-bank acceptance notes	(17,287,804)	(26,682,818)
Repurchase of common share	(36,810)	(47,524)
Net cash used in financing activities	(5,105,048)	(4,207,211)
INCREASE/(DECREASE) IN CASH AND CASH EQUIVALENTS	2,686,845	1,195,761
Effect of exchange rate changes on cash	(3,082,085)	615,052
Cash and cash equivalents at beginning of period	812,277	684,592
CASH AND CASH EQUIVALENTS AT END OF PERIOD	$417,037	$2,495,405
SUPPLEMENTARY CASH FLOW INFORMATION
Cash paid during the periods:
Income taxes paid	$480,567	$777,718
Interest paid	$1,351,278	$613,558
Non-cash transactions:
Appropriation to statutory reserve	$91,444	$221,097